Exhibit 99.1

INDIVIOR PLC (THE 'COMPANY')

NOTIFICATION AND PUBLIC DISCLOSURE OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES ('PDMR') AND PERSONS CLOSELY ASSOCIATED WITH THEM

The Company announces that it received notification on February 27, 2025 that Joseph Ciaffoni, a Non-Executive Director of the Company, acquired a total of 56,000 Ordinary Shares of US$0.50 each in the Company ('Shares') at an average price of $8.9557 per Share on February 27, 2025.

Following this transaction, Joseph Ciaffoni has an interest in 56,000 Shares in the Company.

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Joseph Ciaffoni
2	Reason for the notification
a)	Position/status	Non-Executive Director / PDMR
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Indivior PLC
b)	LEI	213800V3NCQTY7IED471
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of US$0.50 GB00BN4HT335
b)	Nature of the transaction	Purchase of Shares
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		$8.9557	56,000
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of the transaction	February 27, 2025
f)	Place of the transaction	Nasdaq Global Select Market